UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Ad hoc announcement of Deutsche Telekom AG

NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN

Bonn, February 18, 2003

Deutsche Telekom AG launches 3-Year Mandatory Convertible Bond

Deutsche Telekom AG (“Deutsche Telekom”) is launching a mandatory convertible bond (the “Security”) issued through its Dutch subsidiary Deutsche Telekom International Finance B.V.

The transaction will raise approximately EUR 2.3 billion (representing approximately 178 million underlying Deutsche Telekom common shares at the current share price). The final amount raised will be subject to Deutsche Telekom’s share price at pricing and could be further increased by 10%. The Security is mandatorily convertible at maturity into common shares of Deutsche Telekom. The Security has a maturity of 3 years. The coupon and conversion premium will be set at pricing. A further announcement on the pricing of the transaction will be made in due course. This transaction is based on the approval obtained for transactions of this type at the annual shareholders’ meeting on May 29, 2001.

The Security will be placed exclusively with institutional investors outside the US in reliance on Regulation S.

Deutsche Telekom is fully committed to the successful execution of its announced deleveraging program. The issuance of this mandatory convertible is complementary to this program. The instrument also allows Deutsche Telekom to access a broader investor base through the convertible market and does not increase net debt.

This transaction further strengthens Deutsche Telekom’s balance sheet:

-                    Deutsche Telekom expects to receive significant equity credit from the rating agencies and strengthen its investment grade rating position

-                    Upon issuance, under German GAAP, the instrument will be treated as debt until maturity. However, the mandatory conversion feature reduces Deutsche Telekom’s accounting net debt at maturity and increases its equity.

This transaction also complements Deutsche Telekom’s on-going financing activity and the anticipated proceeds from this transaction further support its liquidity position.

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

The distribution of this press release and the offer and sale of Deutsche Telekom securities in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933. The Bonds are in bearer form and are therefore subject to U.S. tax law requirements. The Bonds may not be offered, sold or delivered within the United States or to U.S. persons.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are in the United Kingdom and either have professional experience in matters relating to investments or are high net worth companies, unincorporated associations etc for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: February 21, 2003